SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549


                                    FORM 12b-25

                                                 Commission File Number 0-14234


                           NOTIFICATION OF LATE FILING


(Check One):  |X| Form 10-K and Form 10-KSB  |_|  Form 11-K   |_|  Form 20-F
              |_| Form 10-Q

For Period Ended: April 30, 2000                              _____

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:                              _____

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________



                         Part I. Registrant Information


Full name of registrant:          KINGS ROAD ENTERTAINMENT, INC.
Former name if applicable

Address of principal executive
office (Street and number)        3489 West Cahuenga Boulevard, Suite D
City, State and Zip Code          Hollywood, California 90068


                         Part II. Rule 12b-25 (b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               Part III. Narrative


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Company has used its best efforts to complete the required information on a timely basis and has provided its auditors with the information that they requested. However, the auditors will not be able to finalize the audit of the Company's financial statements before the filing date. The Company believes that the audit will be completed and the annual report file within the fifteen-day extension period permitted by Rule 12b-25.


                           Part IV. Other Information


     (1) Name and telephone number of person to contact in regard to this notification

               Joseph L. Cannella      (212)             826-2000
--------------------------------------------------------------------------------
                    (Name)          (Area code)      (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                |X| Yes   |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes   | | No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the year ended April 30, 2000, the Company expects to incurr net loss of approximately $2,070,000 primarily due to valuation allowances recorded with respect to certain investments made by the Company. This compares to a net loss of approximately $4,537,000 for the year ended April 30, 1999.


                        KINGS ROAD ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   July 28, 2000                   By: /s/ David W. Dube
                                           -------------------------------------
                                           David W. Dube
                                           President and Chief Operating Officer

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